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Nominees

Gordon M. Bethune

Brenda Yester Baty

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ALTIMETER CAPITAL MANAGEMENT, LP, ALTIMETER PARTNERS FUND, L.P., AND BRAD GERSTNER (COLLECTIVELY, THE "ALTIMETER PARTIES"), PAR CAPITAL MANAGEMENT, INC., PAR GROUP, L.P., AND PAR INVESTMENT PARTNERS, L.P. (COLLECTIVELY, THE "PAR PARTIES"), AND BRENDA YESTER BATY, GORDON M. BETHUNE, BARNABY HARFORD, RODNEY O' NEAL, AND TINA SHARKEY (TOGETHER WITH THE ALTIMETER PARTIES AND THE PAR PARTIES, THE "PARTICIPANTS") ARE PARTICIPANTS IN A PROXY CONTEST WITH RESPECT TO THE 2016 ANNUAL MEETING OF STOCKHOLDERS (THE "ANNUAL MEETING") OF UNITED CONTINENTAL HOLDINGS, INC. (THE "COMPANY"). THE ALTIMETER PARTIES INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ANNUAL MEETING. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, THE PROXY SOLICITOR OF THE ALTIMETER PARTIES, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

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Latest News

April 5, 2016

Click on the link below to read the latest press release:

Altimeter Capital and PAR Capital Provide Additional Information on the Six Stockholder Nominees for the United Continental Board of Directors

United Course Correction

Time for a Change

We believe that the current United Continental Holdings (NYSE: UAL) ("United Airlines") Board of Directors is under-qualified, ineffective, complacent and entrenched. Despite some of the most strategically valuable assets in the airline industry, under the leadership of the current Board, **UAL has been the worst performing U.S. airline stock during the last five years.**

Gordon Bethune, the former CEO of Continental Airlines, and a minority slate of highly qualified and respected candidates, have agreed to embrace the challenge of returning UAL to its former leadership position in the industry. As long-term, concerned stockholders, Altimeter and PAR Capital — both veterans of airline industry investing — believe that a newly constituted Board can achieve this goal.

This website is provided for all UAL stockholders to learn more about the nominees and the effort to make United a leader in the industry again. Altimeter and PAR encourage interested parties to visit this page regularly, since it will be home to important announcements in this process as well as the firms' detailed analysis of United's stunning underperformance and Board of Director ineffectiveness.

Nominees



Gordon M. Bethune



Brad Gerstner



Barney Harford



Rodney O'Neal



Tina Sharkey



Brenda Yester Baty

Latest News

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April 5, 2016

Click on the link below to read the latest press release:

Altimeter Capital and PAR Capital Provide Additional Information on the Six Stockholder Nominees for the United Continental Board of Directors

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United Course Correction

Nominees

United stockholders need to revitalize the current UAL Board of Directors by electing a minority slate of highly qualified and respected candidates who can change the course at United Airlines. Led by industry veteran and former Continental CEO Gordon Bethune, the new slate of director candidates has the right skill set, expertise and leadership experience to turn around UAL. The nominees, which include three former public company CEOs, have strong track records and vast experience across relevant industries, including consumer products and marketing, network and logistics, technology development and management, travel and leisure, financial management and labor relations.

Click on the photo or button below to view the full bio.



Gordon M. Bethune

Former CEO of Continental Airlines
Boards: Honeywell (NYSE: HON), Prudential Financial (NYSE: PRU) and Sprint (NYSE: S)

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Brad Gerstner

Founder / CEO of Altimeter Capital
Former Board: Orbitz Worldwide (NYSE: OWW)

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Barney Harford

Former CEO of Orbitz Worldwide (NYSE: OWW)
Former Board: Orbitz Worldwide and eLong (NASDAQ: LONG).

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Rodney O'Neal

Former CEO of Delphi Automotive (NYSE:DLPH)
Former Boards: Delphi Automotive, Goodyear (NASDAQ: GT) and Sprint (NYSE: S)

View Full Bio



Brad Gerstner

Founder / CEO of Altimeter Capital
Former Board: Orbitz Worldwide (NYSE: OWW)

[View Full Bio]



Barney Harford

Former CEO of Orbitz Worldwide (NYSE: OWW)
Former Board: Orbitz Worldwide and eLong (NASDAQ: LONG).

[View Full Bio]



Rodney O'Neal

Former CEO of Delphi Automotive (NYSE:DLPH)
Former Boards: Delphi Automotive, Goodyear (NASDAQ: GT) and Sprint (NYSE: S)

[View Full Bio]



Tina Sharkey

CEO of SherpaFoundry
Former Board: HomeAway (NASDAQ: AWAY)

[View Full Bio]



Brenda Yester Baty

Former Head of Strategic Initiatives at Lennar Corp. (NYSE: LEN)
Former SVP Revenue Management at Carnival Cruise Lines (NYSE: CCL)

[View Full Bio]

United Course Correction

Gordon M. Bethune

Relevant Experience

Gordon M. Bethune was the CEO of Continental Airlines from 1994 until his retirement in 2004 and was responsible for the incredible turnaround of the company after two bankruptcies prior to his arrival.



Under Mr. Bethune's leadership, the share price rose from $2 per share to over $50, the airline went from the worst customer service to winning more JD Power and Associates Awards than any other airline in the world, and *Fortune* named Continental the #1 global airline during his tenure. His "Go-Forward Plan" at Continental focused on fixing problems such as quality of product, route structure, and employee morale. Continental was named by *Fortune* as one of the 100 best employers to work for, and at Continental, he says, "we all won together."

Mr. Bethune has served as a director on several public company boards since his time at Continental including Honeywell (NYSE: HON), Prudential Financial (NYSE: PRU), and Sprint (NYSE: S).

Qualifications

Mr. Bethune's qualifications as director include an incredible background as one of the best airline executives in industry history, extensive labor negotiation experience, board leadership experience, turnaround experience, and being a relentless customer service innovator. Mr. Bethune can bring the strategic leadership and experience to turn UAL around and will relentlessly focus on maximizing the potential that the Company has for employees, customers, and stockholders.

"Throughout my entire professional career, I've understood and appreciated the teamwork and management skills required to make an organization great. This began all the way back when I started as an airplane mechanic – I could always fix the plane faster when I wanted to fix it, compared to when I didn't want to fix it. I've achieved noted success by understanding employee perspectives. It helps to know how they feel … We all win or lose together"

Endorsements

"After 40 years in the airline industry, and after representing over 100,000 airline workers at over 40 different carriers, I can say conclusively that I've never seen anyone so well liked by employees as Gordon. He doesn't play games; he builds close relationships with people at all levels, and he creates teams that turn losers into winners. Gordon's presence on the United board would be a huge benefit to employees, customers, and stockholders."

– Ray Benning, Director, Teamsters Airline Division

"I would unequivocally endorse Gordon Bethune's appointment to the UAL board. In addition to his deep airline industry knowledge, his breadth of experience as a CEO and board member will be invaluable in guiding UAL's direction and strategy. As a board member, he has an uncanny ability to cut to the heart of any matter, however complex, and the personal skills to help drive the board to making effective decisions, while building consensus."

– Ronald Fisher, Vice Chairman, Sprint Corporation

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United Course Correction

Brad Gerstner



Relevant Experience

Since 2008, Brad Gerstner has been the CEO and Founder of Altimeter Capital, one of UAL's largest institutional investors. He has over 15 years of experience analyzing and investing in travel and technology companies and can bring an essential owner/stockholder perspective to the Board. Previously, he was a portfolio manager at PAR Capital from 2005-2008. Before PAR, Mr. Gerstner founded or ran three successful technology start-ups – two in the travel space. He began his career as a securities lawyer and served a term as Indiana Deputy Secretary of State.

Mr. Gerstner has served as a director or observer on the boards of several companies, including Orbitz Worldwide (NYSE: OWW) from 2011-2015, Zillow Group, Inc. (NASDAQ: Z) from 2007-2011, and private companies including SilverRail Technologies, Duetto Research, HotelTonight, and Farecast.com.

Mr. Gerstner received his BA degree from Wabash College in 1993. He also received a MBA degree from Harvard Business School in 2000 and a JD from the Indiana University School of Law – Bloomington in 1996.

Qualifications

Mr. Gerstner's qualifications as director include his experience as an executive of multiple companies, his experience as a professional investor, his expertise in finance, business, law and corporate governance, as well as his experience as a director at both public and private companies.

Endorsements

"From 2006 until 2010, Brad was on the Zillow board where I am the CEO. He is one of the most valuable board directors I have ever worked with because his operational and financial background gave him the ability to understand trade-offs between building a great long-term business and yet being disciplined about our investments along the way. I highly value his insight and input."

– Spencer Rascoff, CEO of Zillow

"Brad has had practical business experience in the online travel sector, which gives him a unique, long-term, and strategic perspective. Brad's entrepreneurial background gives him deep insights into product, technology, and marketing, along with a thorough understanding of our competitive environment. Not surprisingly, his track record investing in the travel industry is one of the best over the last ten years."

– Dara Khosrowshahi, CEO of Expedia

"I am often the one in the board room who has built my own model and my own forecast for the company – completely independent of the company model and forecast. And I also do the same for the industry competitors. This gives me the financial insights necessary to ask management probing questions about their budget and forecast that all too often go ignored by board directors who lack the time, resources, and expertise to understand a set of financials as complicated as United's."

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United Course Correction

Barney Harford

Relevant Experience

Mr. Harford served as CEO and director of Orbitz Worldwide (NYSE: OWW) from 2009-2015, leading a highly successful turnaround that culminated in a sale to Expedia (NASDAQ: EXPE) for $1.6 billion, or $12 per share, up 10x from the low it hit just after he joined in 2009. Under his guidance the company launched industry-leading mobile capabilities and the groundbreaking loyalty program, Orbitz Rewards, and was recognized consistently as one of Glassdoor's 50 Best Places to Work. Before Orbitz Worldwide, he served in a variety of roles at Expedia from 1999 to 2006, including as President of Expedia Asia Pacific from 2004-2006, where he lead the company's entry into China, Japan, and Australia.

Mr. Harford has served as a director on the boards of Orbitz Worldwide (NYSE: OWW) from 2005-2015, eLong (NASDAQ: LONG) from 2004-2008, and private companies LiquidPlanner, Orange Hotel Group (China), and GlobalEnglish.

Mr. Harford received his Master of Arts in Natural Sciences from Clare College, Cambridge University and his MBA from INSEAD.



Qualifications

Mr. Harford's qualifications as director include his experience as a travel industry executive, his expertise in the OTA and GDS business models, his successful turnaround and technology leadership experience, and his experience as a public company director.

Endorsements

"As Orbitz Worldwide CEO, Barney did an incredible job turning around a challenged company and leading it to a transformational outcome – the sale at a substantial premium to Expedia. He was adept at managing a difficult board dynamic – one in which the controlling shareholder also had a major commercial relationship with the company. Yet, in the face of this complex governance situation, he always remained laser-focused on maximizing value for all shareholders."

– Kris Leslie, Former Board Member and Audit Committee Chair, Orbitz Worldwide;
Former CFO, Dreamworks Animation

"Barney has a remarkable ability to inspire and lead technology teams, and he has great strategic insight. The outcome he achieved for shareholders at Orbitz Worldwide was spectacular, given in particular the challenges he inherited when taking on the CEO role."

– Rich Barton, Founder and Chairman, Zillow;
Founder and Former CEO, Expedia

"Congrats to [Barney Harford] – one of the best strategic thinkers in the land."

– Bill Gurley, General Partner, Benchmark

"My experience at Orbitz Worldwide and, before that, at Expedia, has given me insight into the strategic use of technology to transform the consumer experience at scale in the travel industry. As a board member, I look to help enhance technology governance within organizations, and I'm very focused on ensuring the appropriate level of board engagement around cyber-security issues. I'm also passionate about helping organizations create great culture, and attract and retain great talent."

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United Course Correction

Rodney O'Neal

Relevant Experience

Mr. O'Neal served as President and CEO of Delphi Automotive (NYSE: DLPH) from 2007-2015. He successfully led Delphi out of bankruptcy to growth and success. Under his leadership, Delphi's revenue increased from $11 billion to $17 billion within 6 years of exiting bankruptcy and its stock price quadrupled from its 2011 IPO price to $80 by his 2015 retirement. He crafted a turnaround plan called "North Star" that radically transformed the company after it had a long period of financial troubles. Prior to Delphi, he worked at General Motors (NYSE: GM), working his way up from a production engineer in 1976 to VP and GM of Delphi Interior Systems. When GM spun Delphi out as an independent company in 1997 he joined as VP.

Mr. O'Neal has served as a director on the boards of public companies including Delphi (NYSE: DLPH), Goodyear (NASDAQ: GT), and Sprint (NYSE: S)

Mr. O'Neal received his Bachelors from the General Motors Institute (now Kettering University) and received a Master's degree from Stanford University.



Qualifications

Mr. O'Neal's qualifications as director include his extensive turnaround experience at Delphi, his proven record of dramatically growing revenues, profits, and shareholder value, as well as his experience as a public company director.

Endorsements

"Rodney O'Neal has been an exceptional CEO in guiding Delphi's transformation and positioning it as an industry leader. After successfully leading the company through its Chapter 11 restructuring, Rod took Delphi public with its IPO in 2011, generating significant shareholder value. With Rod at the helm, Delphi's market capitalization has increased more than three-fold to $21 billion. We are extremely grateful for his invaluable contributions."

– Jack Krol, Former Chairman of the Board, Delphi Automotive

"Under [Rod's] leadership, Delphi has established a track record of strong execution for our customers and creating value for our shareholders. We have the right management team, the right strategy, and the right execution formula to build on our accomplishments and drive continued success."

– Kevin Clark, CEO, Delphi Automotive

"I bring to the board room a strong business acumen, along with knowledge of how to manage in a dynamic fluctuating environment. Having walked in the shoes of senior company executives, I know the relentless focus that is necessary to execute the strategic plan. I bring a 'We' mentality, but I will always strongly encourage thorough challenges and debates on the options, but not on the people. My emphasis is always centered on the mission of Value Creation and to assist in driving a Board/Management culture centered around that core tenet."

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United Course Correction

Tina Sharkey

Relevant Experience

Since 2013, Ms. Sharkey has been the CEO of SherpaFoundry, a strategic advisory firm that works with startup portfolio companies. She also is a venture partner at SherpaCapital. She has 20 years of media industry experience, and previously Ms. Sharkey was Chairman and Global President of BabyCenter, a Johnson and Johnson (NYSE: JNJ) company that she built up to be the #1 global parenting and pregnancy destination. Prior to that she worked at Time Warner, leading AOL's programming and social media initiatives. Before AOL she co-founded iVillage, built Sesame Street online, and helped create a new home shopping channel for QVC.

Ms. Sharkey has served as a director on the boards of various companies including travel company HomeAway (NASDAQ: AWAY) and private companies including ipsy, Beepi, Brit+Co, DO.com and non-profit Baby Buggy.

Ms. Sharkey received her BA from the University of Pennsylvania and is a Henry Crown Fellow at the Aspen Institute.



Qualifications

Ms. Sharkey's qualifications as director include her extensive web, mobile app, ecommerce, social media, and global consumer insights experience, her 20 years of building and scaling global consumer brands, and her experience as a public company director.

Endorsements

"Tina brings a unique voice and perspective to the board table. Her guidance to HomeAway's board and senior operating leaders on the importance and value of a global integrated and holistic omni-channel customer centric brand and experience helped focus our roadmap, resource deployment, and talent strategies."

– Brian Sharples, CEO of HomeAway

"Tina is a leader in building, scaling and turning around global consumer brands and business for the digital age. Her operating and leadership experience from both the startup and corporate world combined with prior public board experience translates so well to 21st Century board governance. Rare to have that all in one person."

– Ted Leonsis, CEO of Monumental Sports & Entertainment
Co-Founder of Revolution Growth
Former Chairman and CEO of AOL

"I'm the Board member who focuses on the end-to-end brand and customer experience – end consumers, employees, or partners around the world. Getting the relationship, brand, and experience right for everyone who touches, tastes, or interacts with the product, service, or company culture on any platform – physical, digital, virtual, or in any media form, or any customer touch-point. All need to be engaged, seen, heard and honored. Brands are built on reputation with all users across all platforms around the world. This is where I drive focus, speed, execution, and stewardship around the board table."

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United Course Correction

Brenda Yester Baty



Relevant Experience

Ms. Yester Baty has most recently been the Head of Strategic Initiatives for Lennar Corporation (NYSE: LEN), a Fortune 500 Miami-based homebuilder where she focused on profitability through enhancing the customer experience. Prior to that she was SVP of Revenue Management at Carnival Cruise Lines (NYSE: CCL) from 1999-2014 where she led all pricing and inventory management decisions, including a focus on ancillary revenue strategies, business intelligence and technology solutions. Prior to that she was Director of Revenue Management at Royal Caribbean Cruises (NYSE: RCL) from 1996-1999.

Ms. Yester has served as a director on the boards of various organizations including the Make-A-Wish Foundation of America from 2012-Present, as a Trustee on the University of Miami Board of Trustees, and as President of the University of Miami Alumni Association.

Ms. Yester received her BBA in Finance from the University of Miami in 1990. She also received an MBA from Nova Southeastern University in 1995 and is a licensed CPA in the State of Florida.

Qualifications

Ms. Yester Baty's qualifications as director include her revenue management and business intelligence experience, her demonstrated leadership and technology expertise, and her extensive strategic and travel industry domain knowledge.

Endorsements

"Over many years, Brenda made very significant contributions to Carnival's financial performance by creating and managing the industry's foremost revenue management program at the world's largest and most profitable cruise line. She was instrumental in developing the people, processes, and technologies while also providing invaluable leadership in establishing our company's strategic goals."

– Bob Dickinson, Former President & CEO Carnival Cruise Lines

"Brenda has just the right balance of strategic thinking, profitability optimization, and attention to customer satisfaction, and she always emphasizes long-term value creation over the prospect of short-term gains. She is a creative thinker, she brought a valuable and fresh strategic perspective to a large business for which she had no direct operating experience."

– Stuart Miller, CEO Lennar Corporation

"Creating and managing the customer experience is a mission critical component of the overall strategy for service providers in today's business climate. Great customer service is not a line item on a balance sheet, it is a result of great employees who buy into the company's mission – pride and passion are free. With this foundation, revenue management becomes both an art and a science by balancing the ability to drive profitability through delivering value and a great experience to our customers."

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United Course Correction

Stockholder Materials

When they are available, we will provide materials here that UAL stockholders will need to elect these nominees to the Board of Directors at the Company's Annual Meeting. If you have any questions, please contact Bruce Goldfarb or Pat McHugh at Okapi Partners, (212) 297-0720.

March 22 Letter to the United Board of Directors

March 8 Letter to the United Board of Directors

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Press Releases

April 5, 2016

[Altimeter Capital and PAR Capital Provide Additional Information on the Six Stockholder Nominees for the United Continental Board of Directors](#)

March 22, 2016

[United Stockholders Altimeter Capital and PAR Capital Express Disappointment in the United Board for Misleading United Stakeholders](#)

March 8, 2016

[Airline Industry Veteran Gordon Bethune Leads Stockholder Nominated Slate for Election to the United Continental Holdings, Inc. Board of Directors](#)

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Home Nominees Stockholder Materials Press Releases Media Coverage About Us Contacts

Media Coverage

March 24, 2016
Brad Gerstner, Founder / CEO of Altimeter Capital, on CNBC's *Fast Money Halftime Report*



Brad Gerstner Interview from FMHR 3 24 2016
CNBC
ON THE PHONE
BRAD GERSTNER
ALTIMETER CAPITAL FOUNDER & CEO
CNBC EXCLUSIVE
GERSTNER: OUR NOMINEES WILL ADD LONG-TERM VALUE
NASDAQ 4,750.37
CHANGE -18.49
%CHANGE -0.39%

United Course Correction

About Us

Altimeter and PAR are long-term UAL stockholders with extensive experience and expertise investing in the airline industry. Together they represent the second largest UAL stockholder, owning approximately 7.1% of the Company's outstanding common stock with an average holding period of more than a year.

Altimeter is a global investment firm managing both public and private funds focused on the airline, travel, technology, internet, software, and consumer sectors. Altimeter was founded in 2008 by Brad Gerstner and has offices in Boston, Massachusetts and Menlo Park, California.

PAR Capital Management manages a private investment fund. The firm was founded in 1990 and is located in Boston, Massachusetts. PAR Capital's philosophy is based on the belief that long term investment success can be achieved through narrowly focused and rigorous fundamental research, disciplined portfolio management, and the alignment of incentives between manager and client.

United Course Correction

Contacts

For UAL Stockholders:

Bruce Goldfarb, Pat McHugh, or Lydia Mulyk
Okapi Partners
+1 (212) 297-0720
Stockholders Call Toll Free at: +1 (855) 305-0857
E-mail: UALinfo@okapipartners.com

For Media:

Scott Tagliarino or Taylor Ingraham
ASC Advisors LLC
+1 (203) 992-1230